UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024

Commission File Number 001-35991

AENZA S.A.A.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

Republic of Peru

(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,

Surquillo, Lima

Peru

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AENZA S.A.A.

By:	/s/ CRISTIAN RESTREPO HERNANDEZ
Name:	Cristian Restrepo Hernandez
Title:	VP of Corporate Finance
Date:	February 14, 2024

AENZA

Consolidated Results Report
2023
February 14, 2024

This management discussion and analysis (MD&A) should be used in combination with the financial statements for the fourth quarter 2023 (4Q 2023).

The aforementioned financial statements can be downloaded from our website: https://investorrelations.aenza.com.pe/reportes/estados-financieros/consolidados

Financial results include adjustments to the revenue and cost recognition methodology in the subsidiaries of the Engineering & Construction business unit.

Strategy

Our strategy is to strengthen our business units, with the goal of becoming one of the leading Latin American infrastructure development platforms. Considering the high entry barriers that the infrastructure business entails, the company's plan is to build on top of the leadership as an infrastructure company in Peru, expanding its business to nearby countries like Chile, Colombia, and Brazil, through new concessions and PPPs from third parties. We intend to participate in new tenders and acquisitions in Peru and other countries in the region, including Chile, Colombia and Brazil, with the goal of creating one of the largest regional platform for the development of infrastructure projects.

In addition, as part of our strategy for the next years, we will also enhance our other business units. In our Energy business we will continue to deliver refined hydrocarbons from the terminals that we operate, and we will seek to advance production from Blocks III and IV and our Gas Plant in Talara. Our Real Estate business will seek to grow in the affordable housing sector. Finally, our Engineering and Construction business will work to consolidate its position in Chile and Colombia and continue to strengthen its focus in Peru, while we explore options for a strategic partnership.

Our strategy for the next years is to focus on the following initiatives:

1. *Full and timely compliance with our legal and civil commitments to the Peruvian prosecutor (Fiscalía) and the Peruvian General Attorney (Procuraduría), including payment of civil reparations and/or fines according to the schedule agreed with these two institutions;*

2. *Financial restructuring, including the restructuring of project finance and other long-term debt, the increase of capital of certain subsidiaries and the issuance of long-term bonds in the local and international capital markets;*

3. *Strengthening the company's corporate governance structure with best practices, including changes to the organization of our Board of Directors, which now consist of four committees, that will allow for a comprehensive corporate oversight and demonstrate the company's commitment to the highest corporate governance standards; and*

4. *Enhances our compliance best practices, such as the continued strengthening of a strong compliance structure, policies, procedures and training in line with the U.S. Foreign Corrupt Practices Act, other applicable anti-corruption rules and regulations, and Anti-Money Laundering standards, supported by the redesign and implementation of new committee structures.*

Relevant Information

- *On October 26, 2023, the Board of Directors established the terms and conditions of the capital increase by new monetary contributions and the exercise of the pre-emptive subscription rights approved at the Annual Shareholders' Meeting held on October 24, 2023.*

- *On October 31, 2023, the Board of Directors approved the intention to initiate the delisting process of shares represented by American Depository Securities ("ADS") on the New York Stock Exchange, the deregistration process of such instruments with the U.S. Securities and Exchange Commission ("SEC") and the termination of the ADS program. The shares will continue to be listed on the Lima Stock Exchange.*

- *On November 16, 2023, AENZA notified the New York Stock Exchange of its intention to voluntarily delist the American Depositary Shares (the "ADSs") listed on the New York Stock Exchange. AENZA also notified Bank of New York (the ADS depositary) of the termination of the ADS program. Following the delisting of the ADSs from the NYSE, AENZA intends to file a Form 15F with the SEC to terminate its reporting obligations under Section 13(a) and 15(d) of the U.S. Securities Act of 1933.*

- *December 7, 2023 was the last day of trading of AENZA's American Depository Shares on the New York Stock Exchange.*

- *On December 12, 2023, we announced that AENZA will assume the payment of the commissions (cable fee and cancellation fee) applicable to ADS holders who wish to convert their ADRs into underlying common shares.*

- *On December 12, 2023, the 1st Pre-emptive Subscription Round of the Capital Increase ended, having subscribed 161,259,892 common shares, for a subscription value of US$20.7 million. Consequently, 92.16% of the maximum number of shares under the Capital Increase were subscribed in this first round.*

- *On December 13, 2023, the Shareholders' Meeting approved the following: 1) The application of the equity accounts "Capital Premium", "Legal Reserve" and "Optional Reserve" to the equity account "Accumulated Losses" of the Company and 2) The delegation and granting of powers of attorney to formalize the previous agreement.*

- *On December 15, 2023, the 2nd Pre-emptive Subscription Round of the Capital Increase ended, having subscribed a total of 9,368,185 common shares, for a subscription value of US$1.2 million. Consequently, having subscribed 92.16% of the maximum number of shares under the Capital Increase in the first round, and 5.35% of the maximum number of shares in the second round, up to 4,356,835 common shares remain unsubscribed.*

Relevant Information

- *On December 20, 2023, the Board of Directors determined to execute the private placement of the common shares that remained unsubscribed after the second round of pre-emptive subscription held in the context of the Capital Increase.*

- *On December 21, 2023, our subsidiary Cumbra Perú S.A. and Mancoraland S.A.C., entered into a construction contract called "Marina Coast Nautical Real Estate Project, in Punta Sal, Tumbes". The purpose of the contract is the construction of the nautical and real estate project called "Marina Coast Homebeach Club Peru". The amount of the contract is approximately USD 95 million + VAT.*

- *On December 22, 2023, Resolution No. 8 of August 11, 2023, which approved the Final Collaboration and Benefits Agreement signed on September 15, 2022, between AENZA S.A.A. and its subsidiaries CUMBRA PERU S.A. and UNNA TRANSPORTE S.A.C., and the Ad Hoc Public Prosecutor's Office and the Public Ministry, was declared consented in all its terms.*

- *On December 26, 2023, the private placement of the shares that had remained unsubscribed after the second round of preemptive subscription of the Capital Increase concluded, having subscribed 4,356,835 common shares, for a subscription value of US$560,212.80.*

- *On December 27, 2023, the Board of Directors unanimously agreed to convene the General Shareholders' Meeting on first call for February 7, 2024 to discuss the following agenda: a) Execution of non-monetary capital contributions in favor of three subsidiaries of the Company. b) Delegation of powers to the Board of Directors to determine the terms and conditions and to perform all acts required for the implementation, execution, and formalization of the non-monetary contributions. c) Delegation and granting of powers to formalize resolutions.*

- *On January 8, 2024, after the declaration of the nullity of the liquidation agreement and the failure to approve a new agreement within the legal term, the Insolvency Proceedings Committee has ordered the dissolution and liquidation of GSP.*

- *On February 7, 2024, AENZA informed that on February 1, 2024 the capital increase by monetary contributions was registered in the Company's corporate public registry . In this regard, on February 15, 2024, the 174,984,912 common shares resulting from the Capital Increase will be delivered to their holders.*

- *On February 7, 2024, the General Shareholders' Meeting approved the Corporate Reorganization Plan, according to which the new structure of the Group will consist of two new holding companies, one that groups the engineering and construction businesses and the other that groups the infrastructure and energy businesses; maintaining Viva Negocio Inmobiliario S.A.C. as the vehicle for the real estate development business. In this regard, the following agreements were adopted:*

  1. The realization of the following non-monetary capital contributions:
  i) In favor of Unna Infraestructura S.A.C., consisting of the shares owned by the Company representing the capital of: Tren Urbano Lima S.A., Red Vial 5 S.A., Concesionaria La Chira S.A., Inversiones en Autopistas S.A., Carretera Andina del Sur S.A.C., Concesionaria Via Expresa Sur S.A.C., Carretera Sierra Piura S.A.C., Operadores de Infraestructura S.A.C. and Agenera S.A.C.
  ii) In favor of Inversiones Ingeniería y Construcción S.A.C., consisting of the shares owned by the Company representing the capital of: Cumbra Perú S.A. and Cumbra Ingeniería S.A.
  iii) In favor of UNNA S.A.C., consisting of the shares owned by the Company representing the capital of: Unna Infraestructura S.A.C. and Unna Energía S.A.

  2. That, Inversiones Ingeniería y Construcción S.A.C., Unna Infraestructura S.A.C. and UNNA S.A.C. would be incorporated or transformed, as appropriate, into "sociedades anónimas cerradas" without a Board of Directors, and will be governed by the policies and authority limits approved by the Board of Directors of AENZA.

  3. The delegation of powers to the Board of Directors to determine and fix the book value of the shares that will be subject to the Non-Monetary Contributions, based on a valuation report to be prepared by Larrain Vial within 90 calendar days, as well as to determine all other conditions and terms for the realization of the Non-Money Contributions, to take all actions and perform all other acts that may be necessary and to execute all public and private documents that may be required in order to implement, formalize and complete said contributions, as well as to delegate to the management all the aforementioned powers.

  4. To designate Dennis Fernandez, Vice President of People, Public Affairs and Shared Services, and Zoila Horna, Corporate Legal Vice President, to perform all the procedures and subscribe all the necessary documents to formalize the adopted agreements.

- *On February 13, 2024, Line 1 has filed, before the General Secretariat of the Arbitration Center of the Chamber of Commerce of Lima, the Arbitration request against the Peruvian State, for the amount of S/ 106,947,253. 88, whose main claim is to declare that, according to the Concession Contract, the State is responsible for the defects in the design, construction, conservation, maintenance, or deterioration of the Concession Assets that occurred prior to the delivery of the concession, as in the case of the Footbridges, which were managed of by Line 1.*

Executive Summary

As of 2023, our projects are developing in a normalized manner. In the Infrastructure area, the Line 1 of the Lima Metro, operating at 100% capacity, recovered pre-pandemic passenger levels. Likewise, the Energy business began the first drilling campaign for Block III in June 2022 and is currently executing the second drilling campaign of this Block. Finally, the Engineering and Construction area increased the productivity of its projects in execution.

Likewise, with the objective of becoming a leading infrastructure management platform in the region, two key milestones were achieved:

<u>Corporate Reorganization:</u> Approved at the General Shareholders' Meeting, the Reorganization will consolidate the company's businesses according to their nature, capabilities and risks. Two holding companies will be established within the corporation: UNNA, which will consolidate infrastructure concessions and energy operations; and CUMBRA, which will group engineering and construction subsidiaries. These entities, together with the current real estate development company, VIVA, will complete the company's portfolio, clearly defining its direction and strength in the market.
<u>Capital Increase</u>: A capital increase was approved for new monetary contributions of up to US$22,500,000, which will be used to repay financial obligations and strengthen the company's equity.

	Subsidiaries	% Revenues from AENZA (Consolidated)	Adj. EBITDA Margin	Type of Service	Term	% AENZA
Infrastructure	Norvial	4.7%	61.0%	Concessionaire of Red Vial 5 Highway	2003-2028	67% (i)
	Survial	1.7%	0.7%	Concessionaire of Nazca-Cuzco Highway	2007-2032	100.00%
	Canchaque	0.3%	9.0%	Concessionaire of the Bs As-Canchaque Highway	2006-2025	100.00%
	UNNA Transporte	6.3%	3.2%	Company that operates Peruvian roads and highways, including three private concessions and the Line 1 of the Lima Metro.	-	100.00%
	Línea 1	9.0%	46.0%	Line 1 of the Lima Metro: Concessionaire of Line 1	2011-2041	75.00%
	La Chira	0.1%	38.0%	La Chira: Concessionaire for the construction, operation and maintenance of a waste water treatment plant in Lima	2010-2037	50.00%
Energy	UNNA Energía	14.9%	34.6%	95% (consolidated)		
	Upstream Services	10.4%	31.9%	Block III	2015-2045	100.00%
				Block IV	2015-2045	
				Block V	1993-2023	
	Natural Gas Plant	1.6%	45.3%	Gas Processing Plant owned by UNNA Energia since 2006		
	Storage and Distribution	2.1%	32.1%	Operation of five fuel terminals in Peru North and Central Fuel Terminals	2014-2034	50.00%
Real Estate	Viva	4.8%	27.0%	Real estate development company	-	99.54% (ii)
Engineering & Construction	Cumbra Perú	27.8%	4.7%	Construction company, founded in 1933, comprised of three divisions: electromechanic construction, civil construction and building construction.	-	99.39%
	Vial y Vives	12.1%	1.1%	E&C company formed by the merger of two Chilean companies: Vial y Vives acquired in 2012 and DSD Construcciones y Montajes acquired in 2013.	-	99.16%
	Morelco	13.3%	18.2%	Colombian company acquired in 2014, specialized in electromechanical assemblies, civil works, and services for the oil and gas industry and energy industry.	-	100.00%
	Cumbra Ingeniería	4.5%	5.5%	Engineering consulting firm, founded in 1984, comprised of two different divisions: Supervision and Engineering & Geomatics.	-	89.41% (iii)

(i) In June 2018, AENZA transferred economic rights over 48.8% of the share capital of Red Vial 5 S.A.A. The company continues to possess voting rights over Red Vial 5 S.A.A.
(ii) 43.3% of the equity in Viva owned by our subsidiary Cumbra was transferred to AENZA S.A.A. in 4Q2022.
(iii) 100% of Cumbra Ingenieria shares of AENZA have been assigned to a trust formed in benefit of the Peruvian state to secure the company's contingent obligation to pay compensation in compliance with Law 30737.

<u>Note</u>: The Consolidated Results Report presents the accumulated figures as of 2022 and 2023. References made to "2022", "2023" and "Fourth Quarter" are made to the period of twelve months from January 01 to December 31 of the corresponding year.

2023 Financial Highlights

- ✓ *The Group achieved Revenues of **S/ 4,301 MM** during 2023, 2.4% lower than the result obtained in 2022*
- ✓ *Gross Profit amounted to **S/ 696 MM** in 2023, a 39.2% increase compared to 2022*
- ✓ *Consolidated Adjusted EBITDA was **S/ 818 MM** in 2023, 46.4% higher than the result obtained in 2022*
- ✓ *A Net Profit of **S/ 92 MM** was registered in 2023, 120.3% higher than the loss obtained in 2022*
- ✓ *Backlog amounted to **US$ 1,152 MM** as of 2023 and the recurrent businesses amounted to **US$ 890 MM,** reaching a total of **US$ 2,042 MM** Backlog plus recurrent businesses, equivalent to **1.76x** the annual revenues*

QUARTERLY REVENUES
(S/ MM)


1,259
850
1,037
1,215
1,199
4Q 22
1Q 23
2Q 23
3Q 23
4Q 23

QUARTERLY ADJUSTED EBITDA
(S/ MM)


154
109
156
318
235
4Q 22
1Q 23
2Q 23
3Q 23
4Q 23

REVENUES BY SEGMENT
as of 2023


5%
15%
22%
58%
0%
10%
20%
30%
40%
50%
60%
70%
Engineering & Construction
Infrastructure
Energy
Real Estate

GROSS PROFIT BY SEGMENT
as of 2023


10%
15%
34%
41%
0%
10%
20%
30%
40%
50%
Engineering & Construction
Infrastructure
Energy
Real Estate

ADJUSTED EBITDA BY SEGMENT
as of 2023


7%
29%
41%
23%
0%
10%
20%
30%
40%
50%
Engineering & Construction
Infrastructure
Energy
Real Estate

Consolidated Results

Income Statement (Thousands of S/)	2022	2023	Var %
Revenues	4,405,124	4,301,475	-2.4%
GROSS PROFIT	**499,520**	**695,568**	**39.2%**
Administrative expenses	(214,487)	(211,643)	-1.3%
Other income and expenses, net	(290,614)	13,705	-104.7%
OPERATIONAL INCOME	**(5,581)**	**497,630**	**9016.5%**
Financial (expense) income, net	(226,765)	(133,006)	-41.3%
Participation in Associates	1,907	3,011	57.9%
Exchange rate difference	(269)	(23,162)	8510.4%
PROFIT BEFORE INCOME TAX	**(230,708)**	**344,473**	**249.3%**
Income tax	(131,346)	(196,242)	49.4%
Non-controlling interest	(89,097)	(56,704)	36.4%
NET INCOME	**(451,151)**	**91,527**	**120.3%**
EBITDA	**444,072**	**737,546**	**66.1%**
Adjusted EBITDA	**558,619**	**818,042**	**46.4%**

Financial Ratios	2022	2023
Gross Margin	11.3%	16.2%
Operating Margin	-0.1%	11.6%
Net Margin	-10.2%	2.1%
EBITDA Margin	12.7%	19.0%
Financial Liabilities	1,749,806	1,645,632

Balance Sheet (Thousands S/)	2022	2023
Current Assets	2,791,957	2,818,799
Non Current Assets	3,129,323	3,115,709
Total Assets	**5,921,280**	**5,934,508**
Current Liabilities	2,640,126	2,563,407
Non Current Liabilities	1,935,148	1,876,702
Total Liabilities	**4,575,274**	**4,440,109**
Equity	1,061,504	1,269,305
Minority Interests	284,502	225,094
Total Equity	**1,346,006**	**1,494,399**
Total Liabilities and Equity	**5,921,280**	**5,934,508**

Revenues

Revenues at the end of 2023 reached S/. 4,301.5 MM, 2.4% lower than the figure reported at the end of 2022. In the Energy area, revenues increased due to higher oil production in the Upstream business. In the Infrastructure area, the increase is mainly explained by higher revenues in Line 1 and the higher execution of maintenance and works related to the El Niño Phenomenon in Canchaque. This was offset by lower production volume in projects under execution in the Engineering and Construction area, and lower sales of industrial lots and affordable and traditional housing units in Real Estate.

Gross Profit

Consolidated Gross Profit increased by 39.2% in 2023, mainly due to the Engineering and Construction area as a result of higher profit recorded in Cumbra Peru in the project with LAP for the construction of the new Jorge Chavez airport terminal and in Morelco for the Santa Monica project with Ecopetrol. This was partially offset by the lower profit related to the lower sale of industrial lots in Viva in 2023, and the higher depreciation and amortization of drilled wells and higher associated expenses in the Blocks due to the impacts of the rains in 2023 in UNNA Energía.

Operational Income

Administrative Expenses decreased by 1.3% in 2023, reaching 4.9% of sales as in 2022.

Other Operating Income and Expenses in 2023 registered the adjustment of the provision for the INDECOPI fine in Cumbra for S/. 4.0 MM due to the update of the tax unit and tax contingencies of Cumbra Peru for S/. 3.0 MM, offset by income in Holding related to the refund of an insurance policy and the recovery of provisions.

Other Operating Expenses at the end of 2022 registered the provision related to the Plea Agreement. In accordance with accounting standards, in previous quarters it had been recorded at discounted value. This provision is recorded in line with the signing of the Final Plea Agreement between the Company, the Attorney General's Office and the Public Prosecutor's Office in September 2022. Likewise, the total provision is recorded in AENZA S.A.A., therefore in line with this, a provision was recorded in Holding (S/ 324.5 MM), partially offset by the reversal of the provision in Cumbra (S/ 41.7 MM) and Unna Transporte (S/ 24.5 MM). Additionally, Other Operating Expenses recorded a provision in the Chavimochic project for S/ 14.5 MM for the impairment of the Investment and the net effect in Cumbra and Holding for the sale of Cumbra's 43.32% participation in Viva to AENZA S.A.A. This action is intended to strengthen AENZA's investment in Viva and was valued at a market price of US$ 45.4 MM (S/ 173.3 MM).

As a result, Operating Income increased in 2023 compared to 2022, with a margin of 11.6% in 2023 vs -0.1% in 2022.

Financial Expenses

In 2023, net Financial Expenses decreased by 41.3% vs. 2022, mainly due to the fact that 2022 includes the restatement of the present value of the account receivable related to the Gasoducto Sur Peruano project (S/. 63.3 MM). Also, in 2022 an interest expense was registered for an adjustment to fair value of the loan from BCI to Inversiones en Autopistas S.A. for S/. 16.6 MM due to the increase in the discount rate. This last effect generated an interest income in 2023 of S/. 2.4 MM due to the decrease in the discount rate.
The Exchange Difference is mainly explained by the devaluation of the Colombian peso.

Net income

Consolidated Net Income in 2023 was S/. 91.5 MM. The net margin went from -10.2% in 2022 to 2.1% in 2023.

EBITDA

Adjusted EBITDA in 2023 increased by 46.4% compared to 2022 from S/. 558.6 MM to S/. 818.0 MM.

Further details on the variations in figures are described in each of the business areas shown next.

CAPEX

CAPEX (Thousands of US$)	2022	2023	Var %
Infrastructure	14,404	25,919	79.9%
Energy	54,694	40,719	-25.6%
Real Estate	-	-	-
Engineering & Construction	-29,762	-2,179	-92.7%
Holding	32,685	-	-100.0%
Consolidated	**72,020**	**64,459**	**-10.5%**

As of 2023, the CAPEX related to the Energy Business corresponds mainly to the drilling of wells in Blocks III and IV. Likewise, 87% of the Infrastructure CAPEX corresponds to Line 1, mainly related to maintenance, infrastructure, and rolling stock spare parts.

As of 2022, the CAPEX related to the Energy Business corresponds mainly to the drilling of wells in Blocks III and IV. Likewise, 84.1% of the Infrastructure CAPEX corresponds to Line 1, mainly related to infrastructure and rolling stock spare parts. The divestment related to E&C (US$ 32.7 MM) corresponds to the sale of Cumbra's 43.32% interest in Viva to AENZA S.A.A. This figure is reflected as CAPEX in AENZA S.A.A.

Consolidated Results

Backlog

Consolidated Backlog (US$ 1,152 MM) plus the Recurrent Businesses (US$ 890 MM) amounted to a total backlog of US$ 2,042 MM as of 2023, which represents a ratio of Backlog + Recurrent Businesses / Revenues of 1.76 years.

From the total Backlog registered at the end of 2023, US$ 745.5 MM will be executed during 2024, US$ 271.7 MM during 2025, and US$ 135.1 MM during 2026. From the recurrent businesses, US$ 301.5 MM in 2024, US$ 388.7 MM during 2025, and US$ 249.7 MM in 2026.

On December 21, 2023, our subsidiary Cumbra Perú S.A. and Mancoraland S.A.C., entered into a construction contract called "Marina Coast Nautical Real Estate Project, in Punta Sal, Tumbes". The contract consists of the construction of the nautical and real estate project called "Marina Coast Homebeach Club Peru", which will occupy 62 hectares and includes various facilities such as a breakwater, jetties, inland marina to accommodate mega yachts and various types of boats, a marina, maintenance areas for boats, a yacht club, apartments, lots, a lagoon for water skiing, sports and recreational areas, as well as the execution of the urban development to house multi-family housing buildings. The contract amounts to approximately USD 95 million + VAT, which will be developed in 2 phases.

The recurrent businesses are the Oil and Gas segment and the concession of the toll road Ancon-Huacho-Pativilca (Norvial).

For further details on the backlog, please go to the appendix page.

Consolidated Backlog (US$ MM)


2,253
2,305
2,217
2,036
2,042
2,500
2,000
1,500
1,000
500
0
2.50
2.00
1.50
1.00
0.50
0.00
1.95
859
1,395
2.04
905
1,400
1.95
927
1,290
1.73
921
1,116
1.76
890
1,152
4Q22
1Q23
2Q23
3Q23
4Q23
Backlog
Recurrent Businesses
Backlog + Recurrent Businesses/ Revenues Ratio

Backlog by Business Segment
2022 vs 2023


Energy 28%
Engineering & Construction 40%
Real Estate 2%
Infrastructure 30%
Energy 31%
Engineering & Construction 32%
Real Estate 2%
Infrastructure 35%

Backlog by Sector
2022 vs 2023


Transport, 44%
Others, 0.1%
Mining Projects, 11%
Oil and Gas, 43%
Water and Sewage, 0.1%
Real Estate, 2%
Others 1.4%
Mining Projects 7%
Transport 43%
Oil and Gas 42%
Real Estate 7%
Water and Sewage 0.2%

Backlog by Type of Client
2022 vs 2023


Concessions 52%
Private 35%
Public 13%
Concessions 60%
Private 31%
Public 9%

Backlog by Geography
2022 vs 2023


Colombia 12%
Chile 4%
Peru 83%
Colombia 8%
Chile 2%
Peru 89%

Composition of Indebtedness

Consolidated Financial Liabilities at the end of 2023 amounted to US$ 443.2 MM (S/. 1,645.6 MM). Debt at the end of 2023 decreased 3.4% compared to the end of 2022, mainly due to the prepayment of US$ 20 million of the Bridge Loan, partially offset by the debt related to the Chavimochic project in Holding.

Of the total Financial Debt, US$ 31.2 MM correspond to working capital, associated to the clients' accounts receivables and leasing's for the acquisition of machinery and equipment. The amount of US$ 249.0 MM corresponds to Infrastructure Project Finance, which is debt without recourse, with guarantees and cash flows from the project itself. US$ 8.0 million correspond to the debt derived from the performance bond granted to secure Concesionaria Chavimochic's obligations under the concession contract, which was executed by the Peruvian State by virtue of the arbitration ruling issued in October 2022, which declared the caducity of the concession. Likewise, US$ 102.3 MM correspond to the bridge loan disbursed in April 2022. The proceeds of this loan were used, among other corporate purposes, to execute the amortization of Cumbra's financial obligations and the final payment of the class action.

On the other hand, US$ 37.9 MM correspond to the accounting record according to IFRIC of the sale of 48.8% of the shares of Norvial, which includes the transfer of political rights to AENZA, with an option to repurchase the shares. Additionally, US$ 14.8 MM correspond to leasings under IFRS 16.

Debt by Business Unit


Holding
27%
Engineering &
Construction
2%
Norvial dividend
monetization
8%
Real Estate
5%
Energy
8%
Infraestructure
50%

Debt by Currency


Chilean
peso, 0.1%
Colombian peso,
1.0%
US Dollars,
48.3%
Soles,
50.6%

Financial Liabilities (US$ Thousands)

	4Q2022	1Q2023	2Q2023	3Q2023	4Q2023
Working Capital + Leasing	24,207	35,849	36,515	33,314	31,215
Project Finance	255,158	253,584	256,862	247,206	248,985
Corporate Debt	-	6,938	7,970	7,985	7,980
Total banking debt	**279,365**	**296,371**	**301,347**	**288,504**	**288,179**
Bridge Loan	121,407	122,127	122,979	123,963	102,324
Total financial debt	**400,771**	**418,498**	**424,325**	**412,467**	**390,503**
Accounting record (IFRIC) for the sale of economic rights of Norvial	42,605	42,143	42,509	40,901	37,871
Leasings (IFRS 16)	15,434	14,461	16,754	16,823	14,834
Total	**458,810**	**475,101**	**483,589**	**470,191**	**443,208**

Maturity of Financial Liabilities (US$ Thousands)


160,939
60,925
80,968
140,376
Less than 1 year
Between 1 and 2 years
Between 2 and 5 years
More than 5 years

Surety Bonds: Consolidated surety bonds at the end of 2023 amount to US$ 538.3 MM (S/. 2,044.0 MM).

Surety Bonds by Business Unit


Energy
8%
Real Estate
1%
Infraestructure
12%
Engineering &
Construction
79%

Surety Bonds by Type


Others
4%
Finished Works -
Performance
Bond
18%
Advance
Payment
26%
Performance
Bond
52%

Infrastructure

Revenues

Infrastructure revenues in 2023 increased 0.7% vs. 2022, mainly due to higher revenues from Line 1 and higher execution of maintenance and works related to the El Niño Phenomenon in Canchaque, partially offset by lower revenues from Norvial. Norvial's sales decreased due to the lower execution of complementary works on the highway. As of 2023, 41% of Infrastructure business sales correspond to Line 1, 28% to UNNA Transporte, and 21% to Norvial.

Norvial

Norvial's revenues decreased 9.4% from S/. 238.0 MM in 2022 to S/. 215.7 MM in 2023. The decrease in revenues was mainly due to lower execution of complementary works and lower traffic compared to 2022, partially offset by the tariff indexation.

Revenues from lightweight vehicles increased 4.7% in 2023 from S/. 55.0 MM in 2022 to S/. 57.5 MM in 2023, with a decrease of 0.3% of vehicles transiting the road. Additionally, revenues from heavy traffic increased 1.2% from S/. 151.3 MM in 2022 to S/. 153.2 MM in 2023, with a decrease of 3.7% of vehicles transiting the road. Traffic during 1H23 was affected by rains in the north of the country and road blockades in line with social protests.

Line 1 of the Lima Metro

Line 1 Revenues increased 6.3% from S/. 388.8 MM in 2022 to S/. 413.4 MM in 2023. Revenues increased due to the increase in the indexation tariff and more complementary services, partially offset by the reduction of additional kilometers and the lower capital amortization applied to the long-term account receivable that is considered in the revenues by accounting standards.

The Gross Profit from the Infrastructure area decreased 0.9% from S/. 229.8 MM in 2022 to S/. 227.6 MM in 2023, reporting a gross margin of 22.4% in 2023. The decrease is mainly explained by lower revenues in Norvial and UNNA Transporte, partially offset by higher revenues in Line 1.

Administrative expenses increased 32.5% in 2023 compared to 2022, reaching 3.2% of sales compared to 2.4% at the end of 2022. The increase was mainly due to UNNA Transporte due to higher management services costs.

Other Operating Expenses in in 2023 registered the reversal of legal proceedings in Line 1 for S/. 2.5 MM and in Norvial for S/. 0.6 MM. In 2022, Other Operating Income registered the reversal of the provision of the plea agreement in UNNA Transporte for S/. 24.5 MM, due to the fact that the recording was made in the Holding Company. This is partially offset by a provision for labor processes in Norvial.

Net Financial Expenses decreased 48.0% in 2023 compared to 2022 from S/. 27.2 MM to S/. 14.2 MM. The decrease was mainly due to the increase of financial income in Line 1 and the reduction of financial expenses in Norvial.

Net Income reached S/. 89.5 MM in 2023, reporting a 20.5% decrease compared to 2022. This is explained by the results described above, registering a net margin of 8.8%, lower than the 11.2% margin of 2022.

Adjusted EBITDA was S/. 335.0 MM in 2023, with an EBITDA margin of 33.0%. Of the total EBITDA of the Infrastructure area, 57% corresponds to Line 1 of the Lima Metro and 39% to Norvial.

Income Statement (Thousands of S/)	2022	2023	Var %
Revenues	1,007,748	1,014,976	0.7%
GROSS PROFIT	**229,773**	**227,627**	**-0.9%**
Administrative expenses	(24,614)	(32,602)	32.5%
Other income and expenses, net	22,249	2,616	-88.2%
OPERATIONAL INCOME	**227,408**	**197,641**	**-13.1%**
Financial (expense) income, net	(27,241)	(14,159)	-48.0%
Participation in Associates	-	-	0.0%
Exchange rate difference	(3,825)	(3,747)	-2.0%
PROFIT BEFORE INCOME TAX	**196,342**	**179,735**	**-8.5%**
Income tax	(52,169)	(56,576)	8.4%
Non-controlling interest	(31,491)	(33,629)	-6.8%
NET INCOME	**112,682**	**89,530**	**-20.5%**
EBITDA	**262,626**	**259,235**	**-1.3%**
Adjusted EBITDA	**333,330**	**334,965**	**0.5%**

Financial Ratios	2022	2023
Gross Margin	22.8%	22.4%
Operating Margin	22.6%	19.5%
Net Margin	11.2%	8.8%
EBITDA Margin	33.1%	33.0%
Financial Liabilities	856,107	824,586

Norvial (M S/)	2022	2023
Revenues	238,043	215,733
Revenues from operation	206,304	210,743
-Lightweight vehicles	54,960	57,521
-Heavyweight vehicles	151,344	153,222
Construction Revenues	31,739	4,990
EBITDA	132,770	131,604
EBITDA from operation	131,420	131,718
EBITDA from construction	1,350	-114
Lightweight traffic (units)	7,031,459	7,008,175
Heavyweight traffic (units)	4,703,690	4,530,925

Line 1 (M S/)	2022	2023
Revenues	388,811	413,416
Revenues from operation	388,811	413,416
PKT2	252,118	269,848
PKT3	139,677	149,504
PKTA	7,138	5,466
Construction Revenues	-	-
EBITDA	176,934	190,253
EBITDA from operation	176,934	190,253
EBITDA from construction	-	-
Total km travelled	5,001,421	4,947,484
Trains (units)	44	44

Infrastructure

Revenues (Million of S/)


2022
238
289
389
87
Norvial
UNNA Transporte
Línea 1
Survial/Canchaque


2023
216
288
413
93
Norvial
UNNA Transporte
Línea 1
Survial/Canchaque

EBITDA (Million of S/)


2022
133
20
177
0
Norvial
UNNA Transporte
Línea 1
Survial/Canchaque


2023
132
9
190
2
Norvial
UNNA Transporte
Línea 1
Survial/Canchaque

Net Income (Million of S/)


2022
30
33
52
-3
Norvial
UNNA Transporte
Línea 1
Survial/Canchaque


2023
29
2
59
-2
Norvial
UNNA Transporte
Línea 1
Survial/Canchaque

<u>Backlog.</u>
The Infrastructure Area reported a Backlog of US$ 536.0 MM in 2023, and a total of US$ 246.0 MM of recurrent businesses in Norvial.

The total Backlog will be executed as follows: US$ 181.4 MM in 2024, US$ 176.6 MM in 2025, and US$ 178.0 MM in 2026. In Norvial, US$ 75.9 MM will be executed in 2024, US$ 80.7 MM in 2025, and US$ 89.3 MM in 2026.

Backlog (Million of US$)
as of 2023


1,000
800
600
400
200
-
209
526
222
548
237
561
232
535
246
536
4Q2022
1Q2023
2Q2023
3Q2023
4Q2023
Backlog
Norvial

Energy

Energy Business Revenues increased by 7.7% from S/. 633.8 MM in 2022 to S/. 682.7 MM in 2023, mainly due to higher oil production in the Upstream business. This was partially offset by lower revenues associated with the Gas Plant. As of 2023, 70% of sales correspond to the Upstream Services business, 11% to the Gas Plant, 14% to the *Terminales* Business, and 5% to the operation of the Pisco Camisea fuel terminal in association with Oil Tanking.

Upstream Services Revenues in 2023 was 16.5% higher than that reported in 2022. The average oil price went from US$ 93.04/bbl in 2022 to US$ 81.73/bbl in 2023, offset by higher BPD production (from 3,065 BPD in 2022 to 4,078 BPD in 2023). Production in 2023 was impacted by the rains in the north of the country. Likewise, production in 2022 was impacted by the suspension of well drilling as a consequence of the pandemic. In June 2022 we started the drilling of Block III.

Revenues associated with the Gas Plant decreased 23.1% in 2023 compared to 2022, mainly due to maintenance work on the plant between August and September 2023, going from 31.70 MMPCD in 2022 to 28.63 MMPCD in 2023. Likewise, the LPG price decreased from US$60.90/bbl in 2022 to US$51.74/bbl in 2023.

Revenues related to the Storage and Distribution business decreased 2.1% in 2023 compared to 2022 due to lower dispatch volumes, partially offset by higher storage volumes and regular annual tariff adjustments for the Receipt, Storage and Dispatch contracts.

The Gross Profit of the Energy area decreased from S/. 118.9 MM in 2022 to S/. 102.3 MM in 2023, reporting a gross margin of 15.0% in 2023. The decrease is mainly explained by higher depreciation and amortization of the wells drilled in Blocks III and IV during 2023, as well as higher associated expenses in the Blocks due to the impacts of the rains during March and April 2023.

Administrative Expenses were higher in 2023 compared to 2022, reaching 2.3% of sales compared to 2.2% at the end of 2022. This was due to higher management services expenses.

Other Operating Income recorded an extraordinary income during 2023 of S/. 7.2 MM for the indemnification of material damages and loss of production of Block III due to the rains during March and April 2023.

Financial Expenses increased by 73.7% related to a loan of US$ 15 MM for the investments in the Upstream business. The Exchange Difference Income is mainly explained by the dollar position of assets and liabilities.

Income Statement (Thousands of S/)	2022	2023	Var %
Revenues	633,792	682,682	7.7%
GROSS PROFIT	**118,934**	**102,277**	**-14.0%**
Administrative expenses	(13,942)	(16,030)	15.0%
Other income and expenses, net	639	7,778	1117.2%
OPERATIONAL INCOME	**105,631**	**94,025**	**-11.0%**
Financial (expense) income, net	(12,360)	(21,464)	73.7%
Participation in Associates	3,098	2,940	-5.1%
Exchange rate difference	(1,574)	1,013	-164.4%
PROFIT BEFORE INCOME TAX	**94,795**	**76,514**	**-19.3%**
Income tax	(30,905)	(23,722)	-23.2%
Non-controlling interest	(7,090)	(6,554)	7.6%
NET INCOME	**56,800**	**46,238**	**-18.6%**
EBITDA	**184,199**	**236,332**	**28.3%**

Financial Ratios	2022	2023
Gross Margin	18.8%	15.0%
Operating Margin	16.7%	13.8%
Net Margin	9.0%	6.8%
EBITDA Margin	29.1%	34.6%
Financial Liabilities	139,209	124,041

Energy Business (M S/)	2022	2023
Revenues	633,792	682,682
EBITDA	187,098	236,332
Upstream Services		
Revenues	408,792	476,182
EBITDA	103,704	151,925
Oil production (Bpd average)	3,065	4,078
Gas production (MCFPD average)	5.50	4.58
Oil price (average US$)	93.04	81.73
Natural Gas Plant		
Revenues	93,833	72,190
EBITDA	31,489	32,670
MMCFPD (average)	31.70	28.63
LPG price (average US$)	60.90	51.74
CNG price (average US$)	78.60	81.73
Terminales (Storage and Distribution)		
Revenues	99,077	97,009
Distribution Revenues	35,165	31,925
Storage Revenues	57,045	58,557
EBITDA	31,598	31,181

Net Income reached S/. 46.2 MM in 2023, reporting a reduction of 18.6% compared to 2022. This is explained by the results described above, registering a net margin of 6.8%, lower than the 9.0% margin of 2022.

EBITDA was S/. 236.3 MM in 2023, with an EBITDA margin of 34.6%.

Revenues (Million of S/.)
2022 vs 2023


634
683
2022
2023

EBITDA (Million of S/.)
2022 vs 2023


184
236
2022
2023

Net Income (Million of S/.)
2022 vs 2023


57
46
2022
2023

Backlog (Million of US$)
as of 2023


800
700
600
500
400
300
200
100
-
682
714
721
720
677
4Q2022
1Q2023
2Q2023
3Q2023
4Q2023

<u>Backlog</u>
The Backlog of the Energy Area as of 2023 was US$ 677.2 MM.

The total Backlog will be executed as follows: US$ 236.3 MM in 2024, US$ 269.0 MM in 2025, and US$ 171.8 MM in 2026.

Real Estate

Revenues in 2023 were 40.1% lower than those reported in 2022, due to the sale of an industrial lots in Almonte in 2022 for S/. 140 MM and the lower amount of social and traditional housing units delivered in 2023.

We have a total of 7 projects in execution in the housing sector: Los Parques del Callao, Los Parques del Mar, Los Parques Comas Club Residencial, Los Parques de Comas Villas, Los Parques de Carabayllo, Parques de Huancayo, and Parques de Piura.

90% of the projects are being executed in Lima, while 10% are being executed in the province.

The reduction in Gross Profit in 2023 (-57.7%) is mainly explained by a higher margin related to an increase in the sale of industrial lots in 2022. The sale of industrial lots has a higher margin than sales of housing units. Gross Margin went from 41.3% in 2022 to 29.2% in 2023.

Administrative expenses in 2023 increased 14.9% compared to 2022, mainly due to the increase in management services costs and intermediation costs from the sale of lots in Almonte.

Other Operating Income in 2023 for S/. 2.8 MM is related to the liquidation of completed projects and penalties associated to the operation. Other Operating Expenses in 2022 mainly include a provision made in the accounts receivable of the Ancon project for S/. 5.8 MM, offset by the sale of the Line 1 stands business owned by Viva and the recovery of a tax in the Almonte Project.

Net Financial Income in 2023 is explained by higher interest and financial income from an accounting rate adjustment related to the Ancon project. In 2022, the Financial Expenses were explained by an accounting adjustment of the present value of the accounts receivable of the Ancon project for S/. 5.8 MM.

Considering the net position of assets and liabilities in dollars, a positive impact is generated in the Exchange Rate Difference in line with the depreciation of the dollar.

Net Income went from S/. 31.1 MM in 2022 to S/. 11.4 MM in 2023.

Adjusted EBITDA was S/. 59.4 MM in 2023, with a margin of 27.0%.

Income Statement (Thousands of S/)	2022	2023	Var %
Revenues	367,276	220,015	-40.1%
GROSS PROFIT	**151,797**	**64,174**	**-57.7%**
Administrative expenses	(15,932)	(18,301)	14.9%
Other income and expenses, net	(5,014)	2,751	-154.9%
OPERATIONAL INCOME	**130,851**	**48,624**	**-62.8%**
Financial (expense) income, net	(4,722)	1,125	-123.8%
Participation in Associates	626	73	-88.3%
Exchange rate difference	(983)	1,691	-272.0%
PROFIT BEFORE INCOME TAX	**125,772**	**51,513**	**-59.0%**
Income tax	(42,885)	(23,316)	-45.6%
Non-controlling interest	(51,793)	(16,756)	67.6%
NET INCOME	**31,094**	**11,441**	**-63.2%**
EBITDA	**137,671**	**54,646**	**-60.3%**
Adjusted EBITDA	**181,513**	**59,412**	**-67.3%**

Financial Ratios	2022	2023
Gross Margin	41.3%	29.2%
Operating Margin	35.6%	22.1%
Net Margin	8.5%	5.2%
EBITDA Margin	49.4%	27.0%
Financial Liabilities	53,970	84,676

Delivered Housing Units	2022	2023
Delivered Housing Units		
Affordable Housing	1,272	1,151
Traditional Housing	35	12
Others	3	1
Delivered Housing Units (M S/)		
Affordable Housing	195,746	186,564
Traditional Housing	12,176	4,604
Others	159,354	28,847

Revenues (Million of S/)
2022 vs 2023


367
220
2022
2023

EBITDA (Million of S/)
2022 vs 2023


182
59
2022
2023

Net Income (Million of S/)
2022 vs 2023


31
11
2022
2023

Housing units delivered and sold


225
211
230
183
95
591
77
299
327
461
4Q 22
1Q 23
2Q 23
3Q 23
4Q 23
Delivered Housing Units
Sold Housing Units

Backlog (Million of US$)
as of 2023


80
60
40
20
-
44
62
51
45
41
4Q2022
1Q2023
2Q2023
3Q2023
4Q2023

Backlog

The Backlog of the Real Estate Area as of 2023 was US$ 41.5 MM. The projects included in the Backlog are: Los Parques de Comas, Los Parques del Callao, Parques de Huancayo, Los Parques de Carabayllo, among others.

The total of the Backlog will be executed as follows: US$ 39.3 MM in 2024 and US$ 2.2 MM in 2025.

Engineering and Construction

The Engineering and Construction Area reflected a 1.0% decrease in sales in 2023 vs. 2022, due to the lower production volume in the projects under execution, mainly in Cumbra Peru for the Quellaveco project and in Vial and Vives-DSD for the MAPA project, which ended in 2022. This was partially offset in Cumbra Peru by the project with LAP for the construction of the new Jorge Chavez airport terminal and in Morelco by the Santa Monica project with Ecopetrol in Colombia.

Gross profit increased in 2023, increasing the area's gross margin from –0.9% in 2022 to 10.5% in 2023. The higher gross profit recorded in 2023 was mainly due to the higher profit recorded in Cumbra Peru in the project with LAP for the construction of the new airport terminal and in Morelco for the Santa Monica project with Ecopetrol. On the other hand, the lower profit recorded in 2022 was mainly due to the transactional agreement between Cumbra and Técnicas Reunidas de Talara in relation to the Talara Refinery Modernization Project for which a loss of US$ 25 MM was recorded and the provision of US$ 11.2 MM due to the court decision that declared unfounded the claim for Partial Annulment of the Arbitration Ruling filed by Cumbra against EGEMSA in relation to the Machupicchu Hydroelectric Power Plant project of April 2009.

Other Operating Expenses in 2023 registered the adjustment of the provision for the INDECOPI fine in Cumbra for S/. 4.0 MM due to the update of the tax unit and tax contingencies of Cumbra Peru for S/. 3.0 MM. 2022 registered the reversal of the provision for the plea agreement for S/. 43 MM, due to the fact that the recording was made in the Holding Company, and the income from the sale of Cumbra's 43.32% interest in Viva to AENZA S.A.A. for US$ 12.7 MM. Additionally, in 2022 an impairment of the brand in Vial and Vives-DSD for S/ 2.5 MM was recorded.

As a consequence of the results explained above, the operating result was S/. 163.3 MM as of 2023, with an operating margin of 6.2%.

Financial Expenses decreased 19.1% in 2023, from S/. 61.2 MM in 2022 to S/. 49.5 MM in 2023. This is mainly explained by lower financial expenses in Cumbra Peru.

The Exchange Difference is mainly explained by the devaluation of the Colombian peso.

The Net Income of the area was S/. 5.4 MM in 2023, with a Net Margin of 0.2%.

EBITDA was S/. 188.4 MM in 2023, equivalent to a margin of 7.1%, explained by the operating results described above.

Income Statement (Thousands of S/)	2022	2023	Var %
Revenues	2,679,198	2,653,466	-1.0%
GROSS PROFIT	**(23,293)**	**277,550**	**1291.6%**
Administrative expenses	(126,844)	(108,488)	-14.5%
Other income and expenses, net	79,114	(5,765)	107.3%
OPERATIONAL INCOME	**(71,023)**	**163,297**	**329.9%**
Financial (expense) income, net	(61,221)	(49,545)	-19.1%
Participation in Associates	13,511	(1)	-100.0%
Exchange rate difference	(13,005)	(27,915)	114.6%
PROFIT BEFORE INCOME TAX	**(131,738)**	**85,836**	**165.2%**
Income tax	(15,755)	(80,994)	414.1%
Non-controlling interest	1,798	510	-71.6%
NET INCOME	**(145,695)**	**5,352**	**103.7%**
EBITDA	**(72,335)**	**188,387**	**360.4%**

Financial Ratios	2022	2023
Gross Margin	-0.9%	10.5%
Operating Margin	-2.7%	6.2%
Net Margin	-5.4%	0.2%
EBITDA Margin	-2.7%	7.1%
Financial Liabilities	46,944	39,223

Revenues (Million of S/.)
2022 vs 2023


224
206
2,455
2,448
2022
2023
Cumbra Ingeniería
Cumbra

EBITDA (Million of S/.)
2022 vs 2023


11
177
2022
-68
-4
2023
Cumbra
Cumbra Ingeniería

Net Income (Million of S/.)
2022 vs 2023


7
2022
2023
-1
137
-9
Cumbra
Cumbra Ingeniería

Backlog. The Engineering and Construction Area reported a backlog of US$ 703.8 MM as of 2023, which will be executed as follows: US$ 569.2 MM in 2024 and US$ 134.6 MM in 2025. On December 21, 2023, our subsidiary Cumbra Perú S.A. and Mancoraland S.A.C. signed a construction contract for the "Marina Coast Nautical Real Estate Project in Punta Sal, Tumbes". The amount of the contract is approximately USD 95 million + VAT, and will be developed in 2 phases.

Backlog (Million of US$)
as of 2023


1,250
1,000
750
500
250
-
958
925
809
666
704
4Q2022
1Q2023
2Q2023
3Q2023
4Q2023

Backlog by Type of Contract


Lump SUM
5%
Cost + FEE
14%
EPC
30%
Unit Prices
52%

Appendix: Profits & Losses Statement per Company

Figures in Thousands of S/.

	Infrastructure						Energy	Engineering & Construction		Real Estate	TOTAL
Income Statement (Thousands of S/)	NORVIAL	SURVIAL	UNNA Transporte	CANCHAQUE	LINEA 1	LA CHIRA	UNNA Energia	CUMBRA	CUMBRA Ingenieria	VIVA	AENZA
Revenues	215,733	77,076	288,008	15,942	413,416	4,801	682,682	2,447,501	205,965	220,015	4,301,475
GROSS PROFIT	**80,946**	**3,179**	**14,017**	**3,302**	**123,441**	**2,742**	**102,277**	**255,052**	**22,498**	**64,174**	**695,568**
Administrative expenses	(4,992)	(2,583)	(10,864)	(1,994)	(11,266)	(917)	(16,030)	(94,727)	(13,761)	(18,301)	(211,643)
Other income and expenses, net	614	(149)	258	10	1,905	(41)	7,778	(5,032)	(733)	2,751	13,705
OPERATIONAL INCOME	**76,568**	**447**	**3,411**	**1,318**	**114,080**	**1,784**	**94,025**	**155,293**	**8,004**	**48,624**	**497,630**
Financial (expense) income, net	(16,792)	847	1,268	(235)	518	269	(21,464)	(46,253)	(3,292)	1,125	(133,006)
Participation in Associates	-	-	-	-	-	-	2,940	(1)	-	73	3,011
Exchange rate difference	(388)	(3,280)	6	(146)	75	(13)	1,013	(26,673)	(1,242)	1,691	(23,162)
PROFIT BEFORE INCOME TAX	**59,388**	**(1,986)**	**4,685**	**937**	**114,673**	**2,040**	**76,514**	**82,366**	**3,470**	**51,513**	**344,473**
Income tax	(16,375)	(221)	(2,879)	(412)	(36,046)	(643)	(23,722)	(76,111)	(4,883)	(23,316)	(196,242)
Non-controlling interest	(14,194)	-	222	-	(19,657)	-	(6,554)	351	159	(16,756)	(56,704)
NET INCOME	**28,819**	**(2,207)**	**2,028**	**525**	**58,970**	**1,397**	**46,238**	**6,606**	**(1,254)**	**11,441**	**91,527**
EBITDA	**131,638**	**566**	**9,327**	**1,435**	**114,441**	**1,823**	**236,332**	**177,103**	**11,284**	**54,646**	**737,546**
ADJUSTED EBITDA					**190,171**					**59,412**	**818,042**

Appendix: Balance Sheet per Company

Figures in Thousands of S/

	Infrastructure						Energy	Engineering & Construction		Real Estate	TOTAL
Balance Sheet (Thousands of S/)	NORVIAL	SURVIAL	UNNA Transporte	CANCHAQUE	LINEA 1	LA CHIRA	UNNA Energia	CUMBRA	CUMBRA Ingenieria	VIVA	AENZA
Cash and Cash Equivalents	103,190	3,566	12,799	4,718	134,252	3,235	40,707	335,650	6,470	175,920	1,003,888
Other Current Assets	8,288	17,079	86,868	5,913	181,604	1,756	208,974	1,066,950	105,252	226,515	1,814,911
Current Assets	**111,478**	**20,645**	99,667	**10,631**	**315,856**	**4,991**	**249,681**	**1,402,600**	**111,722**	**402,435**	**2,818,799**
Non Current Assets	**253,386**	**22,228**	**17,602**	**165**	**761,280**	**24,170**	**683,041**	**780,792**	**7,205**	**176,779**	**3,115,709**
Total Assets	**364,864**	**42,873**	**117,269**	**10,796**	**1,077,136**	**29,161**	**932,722**	**2,183,392**	**118,927**	**579,214**	**5,934,508**
Borrowings	49,502	121	14,983	121	28,584	5	39,052	25,582	2,110	11,618	597,567
Other Current Liabilities	35,535	23,780	69,424	5,469	133,418	1,350	239,187	1,433,177	86,511	120,096	1,965,840
Current Liabilities	**85,037**	**23,901**	84,407	**5,590**	**162,002**	**1,355**	**278,239**	**1,458,759**	**88,621**	**131,714**	**2,563,407**
Borrowings	130,750	-	594	-	599,803	123	84,989	615	82	73,058	1,048,065
Other Non Current Liabilities	4,985	-	6,243	493	98,426	26,286	112,702	137,387	82	0	828,637
Non Current Liabilities	**135,735**	**-**	**6,837**	**493**	**698,229**	**26,409**	**197,691**	**138,002**	**164**	**73,058**	**1,876,702**
Total Liabilities	**220,772**	**23,901**	**91,244**	**6,083**	**860,231**	**27,764**	**475,930**	**1,596,761**	**88,785**	**204,772**	**4,440,109**
Equity attributable to controlling interest in the Company	96,542	18,971	26,025	4,711	162,679	1,397	424,874	584,006	26,961	289,942	1,269,305
Non-controlling Interest	47,550	1	0	2	54,227	-	31,918	2,625	3,181	84,500	225,094
Total Equity	**144,092**	**18,972**	**26,025**	**4,713**	**216,905**	**1,397**	**456,792**	**586,631**	**30,142**	**374,442**	**1,494,399**
Total Liabilities and Equity	**364,864**	**42,873**	**117,269**	**10,796**	**1,077,136**	**29,161**	**932,722**	**2,183,392**	**118,927**	**579,214**	**5,934,508**

Appendix: Backlog Report to 2023

Figures in Thousands of US$

Company	Initial Backlog	Executed	New Requests					Backlog Total	Annual Backlog		
		Backlog	TOTAL	1Q - 2023	2Q -2023	3Q -2023	4Q -2023		2024	2025	2026
SURVIAL	36,665	20,678	12,391	1,507	797	6,667	3,420	28,378	9,346	9,383	9,649
CANCHAQUE	5,534	3,483	1,173	561	376	132	104	3,224	2,762	462	0
LA CHIRA	3,187	1,293	1,216	342	360	230	283	3,110	1,054	1,028	1,028
LINE 1 - LIMA METRO	301,381	111,343	148,785	49,577	51,236	10,359	37,613	338,823	112,941	112,941	112,941
UNNA TRANSPORTE	179,179	69,469	52,748	17,337	9,615	9,919	15,878	162,458	55,260	52,779	54,419
INFRASTRUCTURE	**525,946**	**206,266**	**216,313**	**69,324**	**62,384**	**27,308**	**57,298**	**535,993**	**181,363**	**176,593**	**178,037**
CUMBRA	569,130	346,035	254,404	21,643	36,969	36,398	159,394	477,499	344,430	133,069	0
VyV-DSD	99,688	140,848	84,112	45,258	-497	-3,194	42,545	42,952	42,952	0	0
MORELCO	274,904	185,058	81,850	8,235	19,111	7,142	47,362	171,696	171,696	0	0
CUMBRA INGENIERÍA	14,546	45,703	42,776	23,425	9,475	8,613	1,263	11,619	10,075	1,544	0
ENGINEERING & CONSTRUCTION	**958,268**	**717,644**	**463,142**	**98,561**	**65,058**	**48,959**	**250,564**	**703,766**	**569,153**	**134,613**	**0**
VIVA	43,954	58,973	56,471	22,358	10,365	7,783	15,966	41,453	39,288	2,165	0
REAL ESTATE	**43,954**	**58,973**	**56,471**	**22,358**	**10,365**	**7,783**	**15,966**	**41,453**	**39,288**	**2,165**	**0**
Eliminations	-133,499	0	4,531	-294	2,457	1,708	660	-128,968	-44,332	-41,696	-42,940
TOTAL	1,394,669	982,883	740,458	189,949	140,263	85,758	324,487	1,152,244	745,472	271,675	135,097

Appendix: Recurrent Businesses Report to 2023

Figures in Thousands of US$

Company	Initial	Executed	New Requests					Total	Annual		
		Backlog	TOTAL	1Q - 2023	2Q -2023	3Q -2023	4Q -2023		2024	2025	2026
UNNA ENERGIA	682,273	179,402	174,282	74,779	44,845	49,457	5,201	677,152	236,282	269,025	171,845
NORVIAL	208,620	58,131	95,484	22,788	33,758	8,778	30,160	245,973	75,936	80,714	89,323
Eliminations	-32,168	0	-1,109	1,238	433	-1,305	-1,475	-33,277	-10,715	-11,083	-11,479
TOTAL	858,725	237,533	268,657	98,805	79,037	56,930	33,885	889,848	301,503	338,657	249,689

Appendix: Corporate Structure


AENZA
unna Infraestructura
unna Energía
VIVA
CUMBRA
línea 1 Metro de Lima 75.00%
norvial 67.00% 1
survial 100.00%
canchaque 99.96%
Concesionaria La Chira 50.00%
UNNA Transporte 100.00%
Energy 95.00%
VIVA 99.54% 2
Almonte 50.45%
CUMBRA 99.39%
CUMBRA Ingeniería 89.41% 3
VIALYVIVES-DSD UNA EMPRESA DE CUMBRA 99.16%
MORELCO UNA EMPRESA DE CUMBRA 100.00%

(1) In June 2018, AENZA transferred economic rights over 48.8% of the share capital of Red Vial 5 S.A. The company continues to possess voting rights over Red Vial 5 .S.A.

(2) 43.3% of the share capital in Viva which was owned by our subsidiary Cumbra was transferred to AENZA S.A.A. in 4Q2022.

(3) 100% of Cumbra Ingenieria shares of AENZA have been assigned to a trust formed in benefit of the Peruvian state to secure the company's contingent obligation to pay compensation in compliance with Law 30737.

Notes to the Consolidated Results Report

i) EBITDA

As of the information reported in the prospectus regarding the shares issuance registered before the SEC, the international market practice for the EBITDA calculation has been adopted. The EBITDA calculation will start from the net income, figure to which the taxes, exchange rate differences and interests expenses will be returned to, whilst the depreciation and amortization will be added.

This report includes, besides the EBITDA, the adjusted EBITDA, which is calculated as follows:

- Real Estate EBITDA: the proportional part of the land component of the units delivered during the period, will be added;
- Metro de Lima : the financial expenses of the bond considered in the cost of sales by accounting standards, as well as the capital amortization applied to the corresponding long-term account receivable that is considered in the revenues by accounting standards, will be added.

ii) Backlog

As of the information reported in the prospectus regarding the shares issuance registered before the SEC, the reporting method of the company's Backlog will have modifications in the Infrastructure and Real Estate segments according to what is following described. Engineering and Construction will continue to report their backlog according to the local market, therefore the total signed contracts will be reported.

- Infrastructure: the Oil & Gas business and the Norvial toll road are not included as backlog
- Real Estate: only the sold units which are pending of delivery are reported as backlog

iii) Methodology for revenue recognition and associated cost in the subsidiaries of the Engineering & Construction business unit

Adjustments Related to Previously Issued Consolidated Financial Statements

As of December 31, 2022, the Company made adjustments to the recognition methodology for revenue and costs arising from contracts with customers in the Engineering and Construction segment. The Company's management has evaluated and concluded that these adjustments have an immaterial impact on the results that were made and recorded in such financial information in compliance with International Financial Reporting Standards (IFRS), and did not produce significant differences with respect to the results reflected in the consolidated financial statements. For consistency purposes, the Company made such immaterial adjustments to its previously issued financial statements.

Contact:

Investor Relations
relacion.inversionistas@aenza.com.pe

www.aenza.com.pe